[Freshfields Bruckhaus Deringer US LLP]

July 25, 2018

VIA EDGAR AND HAND DELIVERY

Loan Lauren P. Nguyen

Legal Branch Chief

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	KLX Energy Services Holdings, Inc.
Draft Registration Statement on Form 10-12B
Submitted June 21, 2018
CIK No. 0001738827

Dear Ms. Nguyen:

On behalf of KLX Energy Services Holdings, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the letter dated July 18, 2018, regarding the Company’s draft registration statement on Form 10-12B, confidentially submitted on June 21, 2018 (the “Form 10”).  The Company has publicly filed a registration statement on Form 10-12B (the “Amendment”), including an Information Statement as Exhibit 99.1 (the “Information Statement”), today by electronic submission.

The numbered paragraph and headings in this response letter correspond to the original numbered paragraph and headings in the Staff’s letter.  For ease of reference, we have reproduced the Staff’s comment in bold text preceding the Company’s response.  Defined terms used but not defined herein have the meanings set forth in the Form 10.

Information Statement Filed as Exhibit 99.1

General

1.              We note that no vote or action of KLX stockholders is required in connection with the spin-off. However, we note that KLX shareholders will be required to approve the related merger transaction. Please provide us a legal analysis regarding the basis for this statement.

The Company respectfully advises the Staff that approval by the stockholders of KLX Inc. is not required to effect the spin-off.  The spin-off will be effected by way of a pro rata dividend of shares of the Company’s common stock owned by KLX Inc. to the stockholders of KLX Inc. entitled to receive the dividend. Under the General Corporation Law of the State of Delaware (the “DGCL”), the declaration of a dividend by a Delaware corporation, like KLX Inc., is ordinarily the sole prerogative of its board of directors. See Edward P. Welch et al., Folk on the Delaware General Corporation Law §170.06 (2016 ed.). Pursuant to Section 170 of the DGCL, “[t]he directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends” out of assets legally available therefor. 8 Del. C. § 170.  Section 173 of the DGCL provides that dividends may be paid in “cash, in property, or in shares of the corporation’s capital stock.” 8 Del. C. § 173.  Under Section 159 of the DGCL, shares of stock of a Delaware corporation, like the shares of common stock of the Company owned by KLX Inc. that will be distributed as a dividend to effect the spin-off, “shall be deemed personal property.”  8 Del. C. § 159. Thus, a dividend in the form of shares of common stock of a subsidiary constitutes a dividend of property, the declaration and payment of which is expressly authorized by Section 173 of the DGCL.

As indicated above, under Section 170 of the DGCL, the directors’ power to declare and pay dividends may be made subject to restrictions contained in its certificate of incorporation. KLX Inc.’s certificate of incorporation does not require a stockholder vote prior to the declaration and payment by KLX Inc.’s board of a dividend. The property dividend that effects the spin-off will be approved by the KLX Inc. board of directors in advance thereof. No further vote of the stockholders will be required for its completion.

Moreover, under Delaware law, “action taken under one section of [the DGCL] is legally independent, and its validity is not dependent upon, nor to be tested by the requirements of other unrelated sections under which the same final result might be attained by different means.” Orzeck v. Englehart, 195 A.2d 375, 378 (Del. 1963). Thus, the declaration and payment of a dividend pursuant to Section 170 of the DGCL would be reviewed as an act with its own legal significance, independent of other provisions of the DGCL that could otherwise give rise to a vote of stockholders. Accordingly, the spin-off would not, for example, constitute a sale, lease or exchange of all or substantially all of the property and assets of KLX Inc. under Section 271 of the DGCL, and a vote of KLX Inc.’s stockholders is not required under Section 271 or any other provision of the DGCL.  8 Del. C. § 271.  Accordingly, the dividend by KLX Inc. to its stockholders of the shares of the Company’s common stock will not require a stockholder vote under Delaware law.

Summary, page 1

The Spin-off, page 11

2.              Please revise to briefly identify the assets as well as liabilities and obligations to be allocated pursuant to the Distribution Agreement and other ancillary agreements.

In response to the Staff’s comment, the Company has added disclosure on pages 11 and 55 of the Amendment to identify the assets as well as liabilities and obligations to be allocated pursuant to the Distribution Agreement and other ancillary agreements.

Risk Factors, page 29

The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, page 49

3.              We note your disclosure that you and KLX will be required to pay significant costs and expenses relating to the spin-off and the merger. Please describe the estimated costs and termination rights in connection with the distribution and spin-off.

In response to the Staff’s comment, the Company has added disclosure on pages 48 – 49 of the Amendment to describe the estimated costs and termination rights in connection with the distribution and spin-off.

The Spin-Off, page 56

Background, page 56

4.              Please expand your disclosure to discuss the reasons that the board of directors of KLX determined that the separation of KLX’s energy services business from KLX, as an independent, publicly-traded company presented the best available alternative for maximizing stockholder value with respect to KLX’s energy services business.

In response to the Staff’s comment, the Company has added disclosure on page 55 of the Amendment to discuss the reasons that the board of directors of KLX determined that the separation of KLX’s energy services business from KLX, as an independent, publicly-traded company presented the best available alternative for maximizing stockholder value with respect to KLX’s energy services business.

5.              Please expand your disclosure to explain how the material terms of the spin-off were determined, including, but not limited to, KLX’s contribution of $50 million to the Company. In this regard, we note your disclosure on page 48 that the terms of the spin-off agreements, including the Distribution Agreement, the Employee Matters Agreement, Transition Services Agreement, and the IP Matters Agreement, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third-parties.

In response to the Staff’s comment, the Company has added disclosure on page 56 of the Amendment to explain how the material terms of the spin-off were determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

Company Overview, page 77

6.              Please revise your overview to discuss the material trends, opportunities, challenges and uncertainties you face as after spin-off you will be a standalone energy services company. As part of this discussion, please identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that shareholders can ascertain the likelihood of the extent that past performance is indicative of future performance.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amendment to discuss the material trends, opportunities, challenges and uncertainties the Company will face as a standalone energy services company.

Year Ended January 31, 2017 Compared to Year Ended January 31, 2016, page 84

7.              Please discuss the origin of the goodwill and long-lived impairment charges recorded during the fiscal year ended January 31, 2016 as these charges materially impacted your operating results. Refer to Item 303(a)(3)(i) of Regulation S-K for additional guidance.

In response to the Staff’s comment, the Company has added disclosure on page 84 of the Amendment explaining the origin of the goodwill and long-lived impairment charges recorded during the fiscal year ended January 31, 2016.

Business, page 90

Legal Proceedings, page 111

8.              We note there has been a lawsuit filed challenging the proposed merger between KLX and Boeing. As the spin-off is expected to occur prior to or contemporaneously with the merger, please revise your disclosure to describe any litigation relating to the merger or the spin-

off, including the complaint filed on July 6, 2018 against KLX and the members of KLX’s board by The Vladimir Gusinsky Rev. Trust.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111 – 112 of the Amendment.

Certain Relationships and Related Party Transactions, page 123

Related Party Transactions, page 127

Certain Relationships, page 128

9.              You disclose that you are leasing real estate for some of your facilities in Texas and Wyoming from a limited liability company controlled by Gary J. Roberts, who is expected to serve as your Vice President and General Manager following the spin-off. Please expand your disclosure to provide the material terms of these leases.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amendment.

Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies, page F-19

10.       We note your revenue recognition policy for sales of products and services. Please separately disclose your i) product revenues and related cost of goods sold and ii) your service revenues and related cost of services in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X. In addition, tell us what consideration was given to disclosing the accounting principles, judgments, nature and types of cost associated with cost of goods sold and cost of services as an accounting policy disclosure pursuant to FASB ASC 235-10-50-3.

The Company acknowledges the Staff’s comment, but respectfully submits that the Company believes it is appropriate to continue to present revenue as a single line item in its income statement. The primary business of the Company is to provide completion, intervention and production services to energy industry customers in the major onshore oil and gas producing regions of the United States.  The  Company utilizes certain tools and equipment in the performance of these services and, in certain cases,  sells tangible products to its customers. Over 90% of the Company’s revenues are derived from services,  which include internal and third-party service charges to customers, as well as charges for the use of  related tools, equipment and consumables in the performance of these services.  Less than 10% of the  Company’s revenues are derived from the sale of other ancillary products, as well as an insignificant  amount of revenues from chargebacks to customers for damaged or lost equipment.

Based on the guidance in Section 5-03(b) of Regulation S-X and the nature of the Company’s revenue  being derived primarily from services, the Company believes that it is appropriate to continue to present  revenue as a single line item in its income statement. Additionally, the Company notes that  the Company’s financial statements include disclosure of revenue disaggregated by revenue type  (completion, intervention and production services), as well as by reportable segment (Southwest Region,  Rocky Mountains Region and Northeast Region).

The Company also notes that its cost of sales principally consists of payroll costs for  employees performing the services offered, depreciation expense on the assets utilized in the  performance of those services, transportation, fuel and vehicle related expenses and the cost of inventory  sold to customers.  In accordance with ASC 235-10-50, the Company discloses its depreciation and  inventory costing methods in Note 1 of its financial statements.  As a result, the Company believes  sufficient disclosure has been made to comply with ASC 235-10-50 and will continue to evaluate the  accounting principles, judgments, nature and types of cost associated with cost of goods sold and cost of  services and make necessary disclosures to comply with ASC 235-10-50.

* * *

If you should have any questions or further comments with respect to the Form 10, please direct them to the undersigned at (212) 284-4926 or by email transmissions sent to Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:                                Roger Franks

(KLX Inc.)